FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 16 de octubre de 2013.

Señor

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer el directorio de Banco Santander - Chile aprobó contratar el siguiente servicio tecnológico con la sociedad relacionada ISBAN España: implementación y despliegue de portales de la Intranet Corporativa Privada y mantenimiento recurrente por tres años.

Con relación a esta operación, los directores Oscar von Chrismar, Lucía Santa Cruz, Roberto Zahler, Roberto Méndez, Carlos Olivos, Lisandro Serrano, Juan Pedro Santa María y Raimundo Monge manifestaron la conveniencia para el banco en la contratación de los servicios señalados, ajustándose en precio, términos y condiciones a aquellos que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del banco.

Se hace presente que el director señor Vittorio Corbo se abstuvo por la circunstancia de ser director de Banco Santander, S.A. y para el evento que pudiera estimarse que tenga interés en virtud de su posición, considerando que la empresa Isban España pertenece al Grupo Santander

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c. Superintendencia de Valores y Seguros.

Santiago, October 16, 2013.

Señor

Raphael Bergoeing V.

Superintendent of Banks and

Financial Institutions

Present

Ref: Essential Event Reports

Mr. Superintendent:

As set out in Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, informs that in a regular meeting of the board of Banco Santander – Chile, it approved the following service contract related to the technological society ISBAN Spain: implementation and deployment of the private corporate intranet portals and the recurring maintenance for three years.

In connection with this transaction, the directors Oscar von Chrismar, Lucia Santa Cruz, Roberto Zahler, Roberto Mendez, Carlos Olivos, Lisandro Serrano, Juan Pedro Santa Maria and Raimundo Monge said that it was convienient for the bank in hiring the services referred and that the price, terms and conditions were in line with those prevailing in the market. They also agreed with the report of Directors and Audit Committee of the bank issued on this matter.

It is stated that Mr. Vittorio Corbo director abstained from voting due to the circumstance of him being director of Banco Santander, SA since this could result in a conflict of interest by virtue of his position, considering the company Isban Spain belongs to Grupo Santander.

Sincerely yours,

Claudio Melandri Hinojosa
General Manager

C.c. Superintendencia de Valores y Seguros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 16, 2013